Exhibit 99.6

ZenaTech Closes 27th Drone as a Service Acquisition Expanding into Idaho, Strengthening Drone-Based Surveying and Civil Engineering Services for Government and Construction Customers

Vancouver, British Columbia, (August 6, 2026) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) (“ZenaTech”), a technology solution provider specializing in AI (Artificial Intelligence) drone, Drone as a Service (DaaS), enterprise SaaS, and Quantum Computing solutions, announces that it has completed the acquisition of Ketchum, Idaho-based Benchmark Partners LLC, doing business as Galena-Benchmark Engineering. The acquired company is a full-service professional civil engineering and land surveying firm with a long history of providing civil engineering, land planning, and land information systems services to an established roster of commercial and government customers. The acquisition marks ZenaTech's 27th Drone as a Service acquisition to date and its first location in Idaho.

“This acquisition expands our Drone as a Service footprint into Idaho, our 13th U.S. state, establishing a strong presence in a market supported by growing construction, agriculture, infrastructure and public sector demand,” said Shaun Passley, Ph.D., CEO of ZenaTech. “With more than 30 years of trusted customer relationships and an established reputation across central and southern Idaho, Galena-Benchmark provides an ideal platform for our acquisition and expansion strategy. We see significant opportunities to broaden its service offerings through drone-enabled surveying, environmental monitoring, precision agriculture, forestry and wildfire management, and utility inspections, creating new recurring revenue opportunities while delivering greater efficiency and value to customers.”

Galena-Benchmark Engineering is a full-service, multi-discipline firm with a 30-year background, providing professional services in civil engineering, land planning, surveying, and land information systems in multiple counties across central and southern Idaho. They serve a diversified customer base including municipal and government customers, construction companies, and builders supporting the area's rapid growth in the public works, tourism and agriculture sectors.

The Company plans to offer drone-based land surveying and 3D construction monitoring through its ZenaWorx platform, and future precision agriculture, forestry and land management, utility inspections, wildfire mitigation and environmental monitoring. Management believes Idaho's growing economy and demand for technology-driven solutions will support recurring drone services that improve speed, efficiency, analytics, data and safety needs for customers across the state.

ZenaTech's Drone as a Service platform provides business and government customers with on-demand and subscription-based drone services using its own ZenaDrone product platforms, for a host of surveying, inspections, maintenance, power washing, and precision agriculture solutions—eliminating the need for customers to own, operate and maintain commercial-grade drone fleets. Through the acquisition of established, profitable but under digitized service businesses, ZenaTech is building a scalable global DaaS network and AI autonomy platform, with recurring revenue and an existing customer base, while integrating advanced drone technologies to deliver greater speed, precision, safety, and data-driven insights. The Company continues to expand its geographic footprint, service offerings, and drone capabilities to drive long-term growth.

About ZenaTech

ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company that specializes in AI autonomy drone platforms to transform commercial, government, and defense sectors. Its subsidiaries include drone manufacturing through ZenaDrone, a global Drone as a Service (DaaS) business, and an enterprise SaaS division of software brands. The Company is executing an acquisition-led DaaS roll-up strategy to digitize and automate legacy service industries including land surveys and inspections, driving drone-based scalable, recurring revenue growth. With an operating footprint spanning North America, Europe, the Middle East, and Asia, ZenaTech is advancing AI drones for agriculture and logistics, as well as ISR, cargo, and counter-UAS applications for U.S. defense and NATO allies. The company is investing in next-generation technologies, including drone swarms, quantum computing, and advanced AI autonomy to capture long-term opportunities in key markets through its R&D initiatives.

About ZenaDrone

ZenaDrone, a subsidiary of ZenaTech, develops and manufactures AI-powered multifunction autonomous drone solutions integrating machine learning, predictive analytics, and advanced computing technologies, for government, defense, and industrial applications. This includes multifunctional drones for surveying, inspections, logistics, security, and defense applications. Its product portfolio includes the ZenaDrone 1000 for ISR defense and specialized cargo, the IQ Nano for indoor inventory management and security, the IQ Square for outdoor inspections and maintenance, the IQ Quad for land surveying, and the IQ Aqua for underwater applications. ZenaDrone operates three global manufacturing facilities in Arizona, Dubai, and Taiwan, and is advancing counter-UAS maritime interceptor drones and an integrated defense system.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements. Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000, IQ Square and IQ Nano; ZenaTech's ability to develop products for markets as currently contemplated; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech and other related risks and uncertainties disclosed under the heading “Risk Factors“ in the Company’s Form F-1, Form 20-F and other filings filed with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.